EXHIBIT 99.1

Equinor ASA: Notifiable trading

A primary insider in Equinor ASA (OSE: EQNR, NYSE: EQNR) has sold shares in Equinor ASA:

Hilde Møllerstad, board member in Equinor ASA, has on 21 January 2021 sold 2,000 shares in Equinor ASA at a price of NOK 168.10 per share. Møllerstad and her close associates will after the transaction in total hold 6,485 shares in Equinor ASA.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act